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                                                                   EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Wireless One, Inc.:

  We consent to the use of our report included herein and to the references to our firm under the headings "Selected Historical Financial Data" and "Experts" in the prospectus.

  Our report dated June 20, 1995 contains an explanatory paragraph that refers to a business combination in 1994 accounted for as a purchase involving assets comprising a portion of Heartland Division. As a result of the acquisition, financial information of Heartland Division for periods after August 18, 1994 is presented on a different cost basis than that for periods before August 18, 1994 and, therefore, such information is not comparable.

                                          KPMG Peat Marwick LLP

Dallas, Texas
May 31, 1996